Exhibit 99.1 Press release

James (Jim) Skippen to Retire from Quarterhill Management

Skippen to Remain as an Outside Board Member

OTTAWA, Canada – June 14, 2018 – Quarterhill Inc. ("Quarterhill" or "the Company") (NASDAQ: QTRH) (TSX: QTRH) today announced that with the appointment of Mr. Keaton Parekh as CEO of Wi-LAN Inc.(“WiLAN”) and with Mr. Doug Parker now firmly moving forward in his position as CEO of Quarterhill, Jim Skippen will retire from his positions as Executive Chairman of Quarterhill and interim CEO of WiLAN in August 2018.  Mr. Skippen joined Quarterhill in June 2006 as Chief Executive Officer and was instrumental in transforming Quarterhill, then WiLAN, from a small financially struggling company into a recognized industry leader in its current form.

Among Mr. Skippen’s many accomplishments are the following:

1.	Signing more than 500 patent license agreements.
2.	Generating patent licenses worth in excess of $1B CDN.
3.	Increasing the patent portfolio from less than 10 patents to over 10,000 patents.
4.	Introducing a dividend.
5.	Overseeing the latest diversification into an aggregator focusing on enterprise software companies and other promising areas.
6.	Increasing the share price significantly from the time he joined the Company.
7.	Dramatically improving Quarterhill’s balance sheet from a cash position of less than $1M in 2006.
8.	Recognition in 2011 as Cantech Letter’s Canadian Tech Stock Executive of the Year, and by IAM repeatedly as one of the world’s top intellectual property strategists.

While Mr. Skippen will retire completely from management in August 2018, he will continue as an outside director and Chair of the Quarterhill Board.

Mr. Skippen said, “Having hired both an excellent CEO for Quarterhill in Doug Parker and now an excellent CEO for WiLAN in Keaton Parekh, I feel that I can retire from management knowing I have left the Company in great hands and in dramatically better shape than when I was hired.  For more than 12 years, this Company has been my life’s focus and we have had many successes.  Going forward as a Board member only, and with a significant share position, I will have a focus on increasing the stock price.  I am confident we are putting in place the tools to accomplish this objective.  For instance, we intend to adopt a new compensation program that ties management’s compensation more closely to increases in the stock price.  In my opinion, Quarterhill has a very bright future.”

Press release

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF").  Copy of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

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